KLONDEX MINES LTD.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of the shareholders of Klondex Mines Ltd. (the "Company") will be held at Toronto Region Board of Trade, Suite 350, 77 Adelaide St. West, Toronto, Ontario on June 17, 2015 at 10:30 a.m. (Eastern Daylight Time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2014 and the report of the auditor thereon.

2.	To set the number of directors of the Company to be elected at eight.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint the auditors and to authorize the directors of the Company to fix their remuneration.

5.	To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

An "ordinary resolution" is a resolution passed by at least a majority of the votes cast by the shareholders of the Company who voted in respect of that resolution at the Meeting.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (416) 263-9524 or 1-866-249-7775 not later than 5:00 p.m. (Eastern Daylight Time) on June 15, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. A shareholder may also vote by telephone or via the internet by following the instructions on the form of proxy. If a shareholder votes by telephone or via the internet, completion or return of the proxy form is not needed. The directors of the Company have fixed the close of business on May 11, 2015 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

This notice of meeting (the "Notice") is accompanied by: (a) the Circular; and (b) either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. The Circular accompanying this Notice is incorporated into and shall be deemed to form part of this Notice.

DATED the 14th day of May, 2015.

By Order of the Board

(signed) Paul Huet
Paul Huet
Director, President and Chief Executive Officer
Klondex Mines Ltd.

KLONDEX MINES LTD.

MANAGEMENT INFORMATION CIRCULAR

PART ONE – VOTING INFORMATION

Solicitation of Proxies

This management information circular (this "Circular") is furnished in connection with the solicitation by management of Klondex Mines Ltd. (the "Company") of proxies to be used at the annual meeting (the "Meeting") of shareholders of the Company ("Shareholders") to be held on June 17, 2015, at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Notice"). It is expected that the solicitation of proxies will be primarily made by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The cost of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and officers of the Company. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting and any adjournment thereof may do so either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy and, in either case, depositing his or her duly executed form of proxy with the Company's transfer agent and registrar, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (416) 263-9524 or 1-866-249-7775 not later than 5:00 p.m. (Eastern Daylight Time) on June 15, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. You may also vote by telephone or via the internet by following the instructions on the form of proxy. If you vote by telephone or via the internet, do not complete or return the proxy form.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting, or adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxies

The person named in the enclosed form of proxy will vote or withhold from voting the common shares of the Company ("Common Shares") in respect of which he is appointed in accordance with the direction of the Shareholder appointing him. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction to the contrary in respect of a matter to be voted on, all Common Shares represented by proxy will be voted FOR or IN FAVOUR of such matter.

The enclosed form of proxy confers discretionary authority upon the person named therein with respect to the matters identified in the Notice and with respect to other matters which may properly come before the Meeting. As of the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote on such other business in accordance with his or her best judgment.

The form of proxy must be signed by the Shareholder or the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation, by an authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Holders

Only registered Shareholders or the person they appoint as their proxy are entitled to attend and vote at the Meeting. The Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing Depositary Services Inc. ("CDS") of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators, the Company will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Company does not intend to pay for intermediaries to forward objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-107 – Request for Voting Instructions Made by Intermediary. In the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

1.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

2.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non- Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Corporate Secretary of the Company c/o Computershare Investor Services Inc., Attention: Proxy Department, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by facsimile to (416) 263-9524 or 1-866-249-7775 or vote by telephone or internet as described above. If a Non- Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Record Date and Voting Securities

The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed as May 11, 2015 (the "Record Date"). Only Shareholders of record at the close of business on the Record Date who either attend the Meeting in person or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting. A quorum for the transaction of business at the Meeting is the presence of one person who is, or who represents by proxy one or more Shareholders who, in the aggregate, hold at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date, the Company had outstanding an aggregate of 129,602,079 Common Shares, each carrying the right to one vote per share.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

Interest of Informed Persons in Material Transactions

On February 11, 2014, in connection with the acquisition by the Company of the Midas mine and mill, the Company entered into a senior secured loan facility agreement with a syndicate of lenders led by Royal Capital Management Corp., and including The K2 Principal Fund L.P. ("K2") and Jones, Gable & Company Limited pursuant to which the Company issued units consisting of an aggregate of $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants to purchase Common Shares (the "Debt Financing"). At the time of entering into the Debt Financing, K2 held over 10% of the then outstanding Common Shares. Additional information on the Debt Financing is included in the Company's annual information form dated March 31, 2015 for the year ended December 31, 2014 (the "AIF") which is available under the Company's issuer profile on SEDAR at www.sedar.com.

Unless as otherwise disclosed, none of the directors or officers of the Company, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2014, in respect of any matter that has materially affected or will materially affect the Company or any of its subsidiaries.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company as at the Record Date, no persons or companies beneficially own or exercise control or direction over 10% or more of the votes attached to the Common Shares, other than as set out below.

Shareholder Name	Number of Common Shares Held	Percentage of Outstanding Common Shares Held
Sun Valley Gold LLC	14,251,800	11.0%
Sentry Investments Inc.	19,764,500(1)	15.3%

Notes:

(1)

Reflects Common Shares beneficially owned by Sentry Investments Inc. ("Sentry") according to the early warning report dated February 10, 2015 filed by Sentry with the applicable securities regulators under the alternative monthly reporting system of National Instrument 62-103, which indicates that Sentry exercises control over but not ownership of the Common Shares.

PART TWO – BUSINESS OF THE MEETING

Annual Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2014 and the auditors' report thereon will be placed before the Shareholders at the Meeting.

Fixing the Number of Directors of the Company

As a result of the Company's growth and transition into a gold producer in 2014, the board of directors of the Company (the "Board") has determined that the size of the Board should be fixed at eight. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors to be elected be set at eight, subject to such increases as may be permitted by the articles of the Company and the provisions of the Business Corporations Act (British Columbia) (the "BCBCA").

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following resolution:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1.	the number of directors of the Company to be elected is hereby set at eight."

The Board recommends a vote FOR the approval of the resolution setting the number of directors at eight. In the absence of a contrary instruction, the persons named in the form of proxy accompanying this Circular intend to vote FOR the approval of the resolution setting the number of directors at eight.

Election of Directors

The Company has fixed the number of directors to be elected at the Meeting at eight. The directors of the Company are to be elected in accordance with the Company's majority voting policy (see "Part Six – Statement of Corporate Governance Practices – Majority Voting Policy"). Unless the director's office is vacated earlier in accordance with the articles of the Company or the BCBCA, each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares they beneficially owned, or controlled or directed, directly or indirectly, as at May 14, 2015.

Name and Residence	Office Held	Principal Occupation during the Past Five Years	Date First Elected or Appointed	No. of Common Shares
Renaud Adams(2)(3) Oakville, Ontario, Canada	Director	President & Chief Executive Officer of Richmont Mines Inc. since November 2014; President and Chief Operating Officer of Primero Mining Corp. from November 2011 to October 2014; Senior Vice-President, Operations Americas of IAMGOLD Corporation from February 2010 to October 2011; prior thereto, Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD Corporation.	July 11, 2013	21,900

Name and Residence	Office Held	Principal Occupation during the Past Five Years	Date First Elected or Appointed	No. of Common Shares
Rodney Cooper(1)(3) Richmond Hill, Ontario, Canada	Director	President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, a mining and exploration company, since December 2011; Vice President, Senior Mining Analyst at Dundee Securities from November 2009 to November 2011; Chief Operating Officer at Baffinland Iron Mines Corporation.	August 10, 2012	115,410
Mark J. Daniel Toronto, Ontario, Canada	Nominee	Mr. Daniel is currently a director of AuRico Gold Inc. Mr. Daniel was formerly Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with the Bank of Canada and a number of other federal agencies before joining the Conference Board of Canada.	--	Nil
James Haggarty(1)(2) Toronto, Ontario, Canada	Director	CEO of technology and e-commerce company (SHOP.CA) since 2014; Founder & President of J.E.L.L. Advisors, a consulting firm, since 2012; prior thereto, Executive Vice President at Rogers Communications Inc. 2005 to 2012.	June 28, 2012	60,420
Richard J. Hall(2)(4) Silverthorne, Colorado, USA	Director (Chairman)	Corporate director; Chairman of Premier Gold Mines Limited from 2010 until June 2012; CEO of Northgate Minerals Corp. from July 2011 until its acquisition by AuRico Gold in October 2011; Chairman of Grayd Resource Corporation from 2008 until its acquisition by Agnico Eagle Mines Limited in 2011.	September 9, 2014	73,500
Paul Huet(3)(4) Reno, Nevada, USA	President and Chief Executive Officer and Director	President & Chief Executive Officer of the Company since September 2012; Chief Operating Officer of Premier Gold Mines Limited from 2011 to 2012; General Manager of Nevada Great Basin Gold from 2007 to 2011.	September 12, 2012	375,260
William Matlack(1)(3)(4) Reno, Nevada, USA	Director	Private investor and mineral explorer; previously Interim CEO of the Company; metals & mining investment banker with Scarsdale Equities LLC.	June 28, 2012	1,317,072
Blair Schultz(4) Toronto, Ontario, Canada	Executive Director	Private investor; Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto, until 2014. Part owner and director of RYR Sports Inc., since December 2014.	June 28, 2012	1,385,500

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Governance Committee.
(3)	Member of the Mine Safety and Health Committee.
(4)	Member of the Legacy Committee.

Renaud Adams, Director

Renaud Adams has 20 years of experience in the mining industry and has been the President & CEO of Richmont Mines Inc. since November 2014. Prior to that, Mr. Adams was President and Chief Operating Officer of Primero Mining Corp. from November 2011 to October 2014; Senior Vice-President, Operations Americas of IAMGOLD Corporation from February 2010 to October 2011; and, prior thereto, Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD Corporation. While at IAMGOLD, he oversaw three operations in Suriname and Quebec producing approximately four hundred thousand ounces of gold and five million kilograms of niobium annually. At Breakwater Resources, he was responsible for mines in Honduras and southern Chile. Mr. Adams has a Mining & Mineral Processing engineering degree from Laval University and brings to Klondex hands-on operations experience with administration, operations, exploration metallurgy and processing, as well as legal, social and environmental aspects of the business.

Rodney Cooper, Director

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation. His experience in gold mining extends over twenty years, including extensive work in the western United States, including Nevada. Mr. Cooper's underground design, development and operations experience is directly applicable to the Company's projects. He graduated with Honours in Applied Science, Mining Engineering, from Queens University, in Kingston, Ontario and earned his MBA from the University of Toronto.

Mark Daniel, Nominee

Mark Daniel is currently a director of AuRico Gold Inc. Mr. Daniel was formerly Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with the Bank of Canada and a number of other federal agencies before joining the Conference Board of Canada. During Mr. Daniel's 15 year career with the Conference Board, he benchmarked leadership and management practices in some of the most successful companies in North America, Europe and Japan. Mr. Daniel holds a PhD in Economics.

James Haggarty, Director

James Haggarty is a Chartered Professional Accountant (C.P.A. and C.A.) and holds an Honours Bachelor of Commerce degree from the University of Windsor. As a financial and operational executive with over 20 years of experience ranging from strategic planning to M&A transactions to managing diverse businesses day-to-day, Mr. Haggarty is highly experienced and adept at managing complex financial structures, partnership agreements/regulations/business technologies and systems. Mr. Haggarty's career has covered a range of industries from broadcasting, telecommunications, mining and public accounting. He has held senior executive positions as Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies like SHOP.CA where he currently is Chief Executive Officer. He has extensive experience with audit committees and public company boards throughout his career, stemming back to 1993 with Inmet Mining (formerly Metall Mining). Mr. Haggarty is also on the board of directors of SHOP.CA, and the board of directors of the Toronto Blue Jays Care Foundation.

Richard J. Hall, Chairman of the Board and Director

Richard J. Hall is a seasoned mining executive, bringing over 40 years of building leading precious metals companies in the America's and Australia, to the Company. In addition to consulting to the mining industry, he presently serves on the Board of Directors for IAMGOLD Corporation and Kaminak Gold Corporation. Previously, he was Chairman of Premier Gold Mines Limited, while Mr. Huet was Chief Operating Officer at Premier. Mr. Hall served as CEO of Northgate Minerals Corp. and Metallica Resources Inc., Chairman of Grayd Resource Corp. and as Chairman of the Special Committee for Creston Moly Corp. From 1998 to 2008, as President and CEO of Metallica, he was involved in all aspects of the company's development, including the financing, construction and commissioning of the Cerro San Pedro gold and silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica's operating partner on the project, Xstrata. Metallica was part of a $1.6 billion three-way merger with Peak Gold Ltd. into what is now New Gold Inc. Prior to his tenure at Metallica, Mr. Hall has held senior management positions with Dayton Mining Corp. and Pegasus Gold Corp.

Mr. Hall holds a Bachelor's and a Master's degree in geology, and a Master of Business Administration from Eastern Washington University. He also completed an executive development program at the University of Minnesota. Mr. Hall is also a member of the National Association of Corporate Directors and member of both the Audit and Investment Committees of the Society of Economic Geologists.

Paul Huet, President and Chief Executive Officer and Director

Paul Huet brings over 25 years of experience in high-grade mining, with particular expertise in narrow vein gold mining and has supervised Mine Operations, Mine Engineering, Geology and Mine Safety in Nevada. Prior to joining the Company, Mr. Huet served as Chief Operating Officer of Premier Gold Mines Limited and oversaw its gold projects. Mr. Huet also previously served as General Manager at the Hollister mine for five years and was Mine Manager at the Midas Mine, prior to it being acquired by the Company and while operating under Newmont and Franco-Nevada ownership, serving in several roles during his seven-year tenure.

Mr. Huet earned an Honours degree in Mining Engineering Technology from Haileybury School of Mines in Ontario and an Executive MBA from the Stanford University School of Business. He was appointed as a director for the Northwest Mining Association in 2014.

William Matlack, Director

William Matlack has 20 years of experience in the mining industry, primarily with major gold mining companies, followed by 17 years in mining finance in the securities industry, including 4 years in metals & mining equity research, which included large-cap gold producers, with major brokerage firms. Mr. Matlack is an investment banker, private investor, and mineral explorer. He specializes in metals and mining investment banking with Scarsdale Equities LLC. His prior experience in metals and mining equities includes equity research positions with BMO Capital Markets and Citigroup Capital Markets. Mr. Matlack was involved in several world-class gold discoveries with Santa Fe Pacific Gold Corp. (now Newmont Mining Corporation) and Gold Fields Ltd. spanning a 20-year career in exploration. He also has significant industry experience in non-ferrous metals and uranium. He previously served as Interim CEO of the Company in 2012. He has a B.A. in Geology from Carleton College and a M.S. in Geology from the University of Minnesota.

Blair Schultz, Executive Director

Blair Schultz, who has 13 years of experience evaluating M&A transactions in the mining space, served as Chairman of the Company from 2012 to 2014. Most recently he was Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc. His duties involved management of various investment silos including special situation analytics, merger arbitrage, commodity and currency hedging and investment execution. Blair has previously worked for Canada Life, TD Securities, Trimark and Perigee Investment Counsel in debt private placements, interest rate derivatives and equity research. He is also a part owner and director of RYR Sports Inc., a hockey equipment manufacturer based in Toronto, Canada. Mr. Schultz holds an Honours Bachelor of Mathematics degree from the University of Waterloo with a Business Administration option from Wilfred Laurier University.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred which that person was acting in such capacity.

None of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as director of the Company has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as a director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Committees of the Board of Directors

The Board has an audit committee (the "Audit Committee"), a compensation and governance committee (the "Compensation and Governance Committee"), a mine safety and health committee (the "Mine Safety and Health Committee") and a legacy committee (the "Legacy Committee"). The current members of the Audit Committee include James Haggarty (Chair), Rodney Cooper and William Matlack (see "Part Five – Audit Committee Information"). The current members of the Compensation and Governance Committee include James Haggarty (Chair), Renaud Adams and Richard J. Hall (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Compensation and Governance Committee"). The current members of the Mine Safety and Health Committee include Rodney Cooper (Chair), Renaud Adams, Paul Huet and William Matlack (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Mine Safety and Health Committee"). The current members of the Legacy Committee include William Matlack (Chair), Richard J. Hall, Paul Huet and Blair Schultz (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Legacy Committee").

Upon the election of the proposed nominees to the Board, it is anticipated that Mark J. Daniel will be added as an additional member of the Compensation and Governance Committee.

The Board recommends a vote FOR the election of the above named nominees. The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of the above named nominees, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of such nominee. Management of the Company does not contemplate that any nominees named above will be unable to serve as director; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

The Board recommends the adoption of a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants ("PWC") as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix the auditors' remuneration. PWC was first appointed as auditors of the Company effective January 6, 2014. In order to be effective, the resolution must be approved by a majority of the votes cast by Shareholders present, or represented by proxy, at the Meeting.

The Board believes that the appointment of PWC as auditors is in the best interests of the Company and therefore unanimously recommends that the Shareholders vote in favour of this resolution. Unless instructed otherwise, the representatives of the Company named in the accompanying form of proxy intend to vote the Common Shares represented by proxies FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and the authorization of the directors to fix their remuneration unless the Shareholder has specified in the proxy that his Common Shares are to be withheld from voting in respect thereof.

Other Matters

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the form of proxy accompanying this Circular will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

PART THREE – STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Governance

The Compensation and Governance Committee is currently composed of three members, all of whom are independent directors, as determined under National Policy Policy 58-201 – Corporate Governance Guidelines (see "Part Six – Statement of Corporate Governance Practices – Corporate Governance Guidelines"). The Company's compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company's business. These policies and programs are intended to attract and retain capable and experienced people. The Compensation and Governance Committee's role and philosophy is to ensure that the Company's compensation goals and objectives, as applied to the actual compensation paid to the Company's Chief Executive Officer ("CEO") and other executive officers, are aligned with the Company's overall business objectives and with Shareholder interests.

In addition to industry comparables, the Compensation and Governance Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and Shareholders, overall financial and operating performance of the Company and the Compensation and Governance Committee's assessment of each executive's individual performance and contribution toward meeting corporate objectives.

The function of the Compensation and Governance Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation and Governance Committee is empowered to review the compensation levels of the Company's executive officers and to report and make recommendations thereon to the Board; to review the strategic objectives of the Company's stock option and other stock-based compensation plans and to set stock based compensation; and to consider any other matters which, in the Compensation and Governance Committee's judgment, should be taken into account in reaching any recommendation to the Board concerning the compensation levels of the Company's executive officers.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management, although the Compensation and Governance Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company's senior executives.

Subsequent to December 31, 2014, the Compensation and Governance Committee engaged an independent consulting firm, Hugessen Consulting Inc. ("Hugessen"), to provide it with independent advice on executive compensation and related governance matters in connection with the approach of the Company towards executive and director compensation for 2015 and beyond. The nature and scope of services provided and to be provided by Hugessen to the Compensation and Governance Committee includes:

•	providing advice regarding NEO compensation levels;
•	providing advice regarding non-executive director compensation levels;
•	providing information regarding ongoing and emerging market trends in executive compensation, director compensation and related corporate governance; and
•	providing advice to the Compensation and Governance Committee in advance of Compensation and Governance Committee meetings.

The Compensation and Governance Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Compensation and Governance Committee's recommendations.

Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen require Compensation and Governance Committee pre-approval and the Chair of the Compensation and Governance Committee approves all invoices for work performed by Hugessen. The Compensation and Governance Committee has the authority to hire and fire its independent advisor.

Hugessen was initially retained by the Company in February 2015. The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in either year.

	2013	2014
Executive Compensation-Related Fees	Nil	Nil
All Other Fees	Nil	Nil

Philosophy and Objectives

The compensation program for the Company's senior management is designed to ensure the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	aligning their interests with the interests of Shareholders.

Peer Group

The Compensation and Governance Committee compares the Company's compensation structure and levels with a peer group of companies, including base salary, target compensation and actual compensation for each "Named Executive Officer" according to position title, organizational role and overall scope of responsibility. The 2014 peer group used by the Compensation and Governance Committee in making its recommendations to the Board included the following 12 publicly traded mining companies with which the Company competes for executive talent and which the Company sees as its best comparables in order to ensure the Company remains competitive in attracting, motivating, and retaining highly qualified and experienced executives. Companies were selected for inclusion in the peer group after an in-depth review of many factors, including company size, geographic location, market capitalization, asset composition, degree of complexity and stage of operations.

Company	Company
Alamos Gold Inc.	Primero Mining Corp.
Allied Nevada Gold Corp.	Richmont Mines Inc.
Argonaut Gold Inc.	Rio Alto Mining Limited
Gold Resource Corp.	Silvercrest Mines Inc.
Kirkland Lake Gold Inc.	St. Andrew Goldfields Ltd.
Lake Shore Gold Corp.	Timmins Gold Corp.

Elements of Compensation Program for the Fiscal Year Ended December 31, 2014

The compensation packages for the executive officers of the Company are based on a base salary, a bonus based on agreed objectives and the achievement of set milestones, and both incentive stock options and share-based awards, each granted under the Company's share incentive plan (the "Share Incentive Plan"). The executive officers' compensation packages also include additional benefits, as more clearly set out under the heading "Termination and Change of Control Benefits". The Compensation and Governance Committee annually reviews the total compensation package of each of the Company's executive officers on an individual basis, against the backdrop of the compensation goals and objectives described above, and makes recommendations to the Board concerning the individual components of their compensation.

Cash Salary

In 2012, 2013 and 2014, the Compensation and Governance Committee reviewed compensation packages and practices for chief executive officers and chief financial officers of a number of small to mid-size public companies in the mining industry, as well as third party compensation reports (see "Peer Group" above). Guided by their review, the Compensation and Governance Committee's recommendations to the Board continue to be in line with the peer groups reviewed.

Cash Bonus

Annual cash incentives are a variable component of compensation designed to reward the Company's executive officers for maximizing annual operating performance.

The Company's business plan requires that the focus of the Company be on exploration, project development milestones and safe, efficient and responsible (environmental and social) production growth. These measures are therefore regarded as the basis for the annual variable incentive scheme, linking management performance with the commitments made to the Company's shareholders. Bonus payments are awarded by the Compensation and Governance Committee, subject to Board approval, under the Company's short-term incentive plan (the "STIP") to executives and, in 2014, Blair Schultz, after taking into account corporate performance and individual performance as an executive or as a director, as applicable.

The Compensation and Governance Committee is responsible for setting the performance measures applicable to the annual awards and for determining the extent to which such performance measures are met. The formula set out below is used to determine actual cash bonus awards for participants under the STIP:

Base		Target		Overall		Actual
Salary	x	Bonus	x	Performance	=	Cash
		Rate		Score		Bonus

The amount of the awards may be varied from the amount calculated at the reasonable discretion of the Compensation and Governance Committee. Details relating to the determination of the NEOs' performance scores and the factors leading to the determination the actual cash bonuses paid to the NEOs for the 2014 year are set out below.

Performance Score

Individual performance is assessed on performance relative to goals and objectives determined at the beginning of the year, based on both corporate objectives and certain individualized objectives particular to each individual executive.

In assessing corporate performance, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for the gold and silver produced by the Company. When applying the corporate performance criteria, the Compensation and Governance Committee considers factors over which the executive officers can exercise control, such as meeting production budget targets established by the Board at the beginning of each year, controlling costs, safety performance, taking advantage of business opportunities and enhancing the competitive and business prospects of the Company. In determining payout amounts, the members of the Compensation and Governance Committee draw on their experience as directors and compensation committee members of other similar companies in the mining industry.

In assessing the 2014 personal performance score used for determining annual cash bonuses, the Compensation and Governance Committee evaluated progress against the Company's strategic plan and the written individual objectives established for each of the executive officers, which were reviewed and approved by the Compensation and Governance Committee in advance. The objectives used to evaluate the performance of the NEOs for the 2014 year varied as between each of the NEOs to account for the different roles served by each NEO within the Company and, as a consequence, the different goals of the Company believed by the Compensation and Governance Committee to most highly correlate with the performance of such NEO.

For each of these objectives, the Compensation and Governance Committee adopted a five-point graduated scale of payout percentages based on meeting or exceeding such targets, with payout percentages for each corporate objective being 0, 50%, 100%, 120% or 150%, based on the Company's performance against the specified target ranges. In all cases, the Compensation and Governance Committee retained the ability to make any discretionary adjustments it deemed to be appropriate, taking into account all factors and circumstances. As a result, when determining whether a goal was achieved, the Compensation and Governance Committee took a flexible approach and did not always keep exactly with such five payout percentages. In certain situations, where deemed appropriate and where expectations were significantly exceeded, payouts exceeded 150%.

The following tables set out the established performance objectives for each of the NEOs for 2014, along with the weighting given by the Compensation and Governance Committee to each objective, the payout percentage awarded by the Compensation and Governance Committee in respect of each objective and the resulting performance scores, the total of which is applied as the "overall performance score" to the formula above.

Paul Huet, President and Chief Executive Officer

Objective	% value of objective (A)	% of objective achieved (B)	Performance Score (/100) (A x B)
Share price performance ranking versus peer group	20	90	18.0
Raising funds for the acquisition financing of the Midas mine and mill	20	100	20.0
Delivering targeted production (84,420 gold equivalent ounces)	20	180	36.0
Safety and Environmental considerations (compliance and no occurrences)	15	50	7.5
Securing toll milling agreements	5	80	4.0
Establishing vision and values and attracting and retaining management and staff	5	75	3.8
Developing detailed proposals for at least two growth opportunities (organic or M&A)	5	90	4.5
Generating cash from expiring warrants	5	85	4.3
Securing ongoing analyst coverage	5	80	4.0
Total	100	--	102.0(1)

Notes:

(1)

For 2014, the Compensation and Governance Committee and the Board deemed it appropriate to make an adjustment to the performance score for Mr. Huet in order to account for the successful acquisition and integration into the Company of the Midas mine and mill, which was not included in Mr. Huet's objectives, but which the Compensation and Governance Committee and the Board agreed should be reflected in his 2014 compensation. As a result, Mr. Huet's performance score was increased from 102%, based on the original objectives, to 127.2%.

Barry Dahl, Chief Financial Officer and Corporate Secretary

Objective	% value of objective (A)	% of objective achieved (B)	Performance Score (/100) (A x B)
Safety and Environmental considerations	5	50	2.5
Delivering targeted production (84,420 gold equivalent ounces)	15	180	27.0
Supporting business acquisition of Midas through preparation and review of financial models, tax structure, financing, contracts, and accounting	20	130	26.0
Developing internal accounting department and hiring personnel	10	100	10.0
Selecting and implementing accounting program	10	95	9.5
Assisting in the preparation of the budget for Board approval	5	85	4.3
Improving quality of financial reporting	10	120	12.0
Establishing controls over financial reporting	10	85	8.5
Establishing banking relationships	5	150	7.5
Generating free cash flow from exercise of warrants	10	130	13.0
Total	100	--	120.3

Brent Kristof, Chief Operating Officer

Objective	% value of objective (A)	% of objective achieved (B)	Performance Score (/100) (A x B)
Share price performance ranking versus peer group	5	110	5.5
Delivering targeted production (84,420 gold equivalent ounces)	40	180	72.0
Safety and Environmental considerations at the Company's projects	20	50	10.0
Achieving budgeted costs and cash flows for the Company	10	100	10.0
Achieving an organic increase in mineral resources by 40%	5	50	2.5
Establishing a budgeting, forecasting and cost review management system	10	50	5.0
Assisting in hiring and development of personnel in technical leadership roles	5	50	2.5
Implementing a business improvement program	5	50	2.5
Total	100	--	110.0

Michael Doolin, Vice President Business Development and Technical Services

Objective	% value of objective (A)	% of objective achieved (B)	Performance Score (/100) (A x B)
Purchasing the Midas mine and mill	15	100	15.0
Safety at the Company's projects	10	50	5.0
Environmental and permitting (including permitting the rapid infiltration basin at the Fire Creek project and submitting the Water Pollution Control Permit)	10	120	12.0
Delivering targeted production (84,420 gold equivalent ounces)	25	180	45.0
Achieving human resources objectives for the Midas project	10	100	13.0
Achieving mill targets	15	90	13.5
Implementing the carbon circuit	15	200	30.0
Total	100	--	130.5

Blair Schultz, Executive Director

Objective	% value of objective (A)	% of objective achieved (B)	Performance Score (/100) (A x B)
Assisting in the design, development and implementation of a strategic plan	10	90	9.0
Liasing with capital markets, investment banks, research, sales and trading desks	40	90	36.0
Aiding in the development of investor relations, joining on selected marketing presentations upon request	30	90	27.0
Consulting with Chief Financial Officer on matters relating to financial reporting, presentations to the Board and financings	10	90	9.0
Developing new initiatives as the need arises	10	90	9.0
Total	100	--	90.0

The Compensation and Governance Committee and the Board reviewed the President and Chief Executive Officer's progress against his objectives, and reviewed the President and Chief Executive Officer's assessment of the progress of each of the other executive officers against their respective objectives, and determined the level and quality of each executive officer's performance achievement, as shown above. Based on that assessment, the Compensation and Governance Committee recommended to the Board, and the Board approved, an appropriate individual performance score for the President and Chief Executive Officer. The Compensation and Governance Committee then reviewed and approved the individual performance scores that the President and Chief Executive Officer recommended for each of the other executive officers.

Target Bonus Rate and Bonus Payout Amounts

In 2014, the Board set the target bonus rates for each of the NEOs, representing the percentage of their base salary (base fee under the Schultz Agreement (as defined below), in the case of Blair Schultz) which their cash bonus would total assuming such NEO achieved all of such NEO's pre-determined objectives. Such target bonus rates, along with the calculated bonus amounts (based on the performance scores for 2014 explained above), are shown below.

Named Executive Officer	Target Bonus Rate	Annual Salary / Base Fee	Performance Score	Pro-ration Amount	2014 Bonus Amount
Paul Huet	60%	US$330,000	127.2%	100%	$251,856
Barry Dahl	40%	US$200,000	120.3%	100%	$96,200
Brent Kristof	50%	US$330,000	110.0%	75%	$136,125
Michael Doolin	40%	US$200,000	130.5%	100%	$104,400
Blair Schultz	100%	$110,000	90%	38%	$37,125

See "Part Three – Statement of Executive Compensation – Summary Compensation Table".

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way to align their interests with those of Shareholders. Equity participation is accomplished through the Share Incentive Plan. Stock options and restricted common shares are granted to senior executives, taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options and such restricted common shares vest on terms established by the Board.

Perquisites and Other Personal Benefits

The executive officers of the Company are not generally entitled to significant perquisites or other personal benefits not offered to the Company's other employees; however certain of the executive officers have received certain perquisites as described further under "Part Three – Statement of Executive Compensation – Summary Compensation Table" and "Part Three – Statement of Executive Compensation – Termination and Change of Control Benefits".

Share-based and Option-based Awards

The Share Incentive Plan is intended to emphasize management's commitment to the growth of the Company and the enhancements of shareholders' equity through, for example, improvements in its resource base and share price increases. The Company relies on Board discussions without any formal objectives in granting stock options, other than management's consideration of the executive officers' duties and responsibilities, the executive officers' execution of such duties, and the impact of stock options on the total compensation package as envisioned by the Board for each of the executive officers.

Given the evolving nature of the Company's business, the Board, with the assistance of the Compensation and Governance Committee and in consultation with the senior management of the Company, continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above. At least annually, the Board and the Compensation and Governance Committee review the grants of stock options and restricted common shares to management and employees. In future years, it is expected that the Company will develop more formal objectives governing security-based compensation of executive officers.

After reviewing recommendations from the Compensation and Governance Committee, the Board approves base salaries and share and stock option grants at the same time to facilitate consideration of targeted direct compensation to executive officers. Generally, the Board grants options and share-based awards on an annual basis in order to minimize ad hoc option grant proposals and to normalize the compensation process. Previous grants of share-based and option-based awards are taken into account when considering new share-based and option-based grants. Share-based and option-based awards are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is set in accordance with Toronto Stock Exchange ("TSX") policy.

Hedging

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Company has adopted a policy prohibiting officers and directors from engaging in the short selling of, or trading in put options in respect of, the securities of the Company.

Risk

The Compensation and Governance Committee recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviours; however, the Company seeks to ensure that executive compensation packages appropriately balance short term incentives (e.g., base salary and cash bonuses, if applicable) and long-term incentives (e.g., share-based awards and options). Base salaries and personal benefits are not subject to performance risk given the stage of the Company, as discussed above. To receive the benefit of long-term incentives (share-based awards and options), the executive officers must be employed by the Company (subject to limited exceptions), thereby better aligning executive performance with the interests of the Company and Shareholders. The Compensation and Governance Committee believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Company's financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee's regular meetings with the external auditors (including without the presence of management), the Company's internal controls, management information systems and financial control systems. As a result, the Compensation and Governance Committee does not believe that its compensation practices and policies are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares, from December 31, 2009 to December 31, 2014, the total cumulative return on a $100 investment in the Common Shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX SmallCap Index, to which index the Common Shares were added during 2014.

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company's compensation to executive officers over the same time period. The share price valuation of gold producers, as well as exploration and development companies, fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. Alignment with Shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Summary Compensation Table

Securities legislation requires the disclosure of compensation received by each "Named Executive Officer" or "NEO" of the Company for the three most recently completed financial years. "Named Executive Officer" is defined by the legislation to mean (i) each of the Chief Executive Officer and the Chief Financial Officer of the Company, (ii) each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation exceeds $150,000, and (iii) any additional individual who would be an NEO under (ii) but for the fact that the individual was not serving as an executive officer of the Company or in a similar capacity at the end of the most recently completed financial year end of the Company. For the 2014 year, the NEOs of the Company were the following:

•	Paul Huet, President and Chief Executive Officer;
•	Barry Dahl, Chief Financial Officer and Corporate Secretary;
•	Brent Kristof, Chief Operating Officer;
•	Michael Doolin, VP, Business Development and Technical Services; and
•	Blair Schultz, director.

The following table sets forth a summary of all compensation for services earned during the year ended December 31, 2014 by the NEOs.

Name and Principal Position	Fiscal year	Salary ($)	Share- based awards(1) ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation ($)		All other compensation (4) ($)	Total comp- ensation ($)
					Annual incentive plans(3) ($)	Long- term incentive plans ($)
Paul Huet, President and Chief Executive Officer(5)(6)	2014 2013 2012	354,613 253,887 69,278	146,300 53,240 25,400	430,000 238,978 283,652	292,178 196,642 Nil	Nil Nil Nil	44,394 487,224 46,666	1,267,485 1,229,971 424,996
Barry L. Dahl, Chief Financial Officer and Corporate Secretary(6)(7)	2014 2013	220,893 26,387	108,906 Nil	100,334 205,261	111,602 6,210	Nil Nil	17,472 2,722	559,206 240,580
Brent Kristof, Chief Operating Officer(6)(8)	2014	258,169	239,500	282,375	157,919	Nil	59,701	997,664
Michael Doolin, VP, Business Development and Technical Services(6)	2014 2013 2012	215,371 175,086 21,241	83,600 Nil Nil	129,000 88,500 123,000	121,114 72,836 6,247	Nil Nil Nil	17,472 14,489 Nil	566,557 350,911 150,488
Blair Schultz, Executive Director(9)	2014 2013 2012	112,296(10) 41,937(11) Nil	341,800(12) Nil Nil	344,000 118,870 45,000	37,620 Nil Nil	Nil Nil Nil	Nil Nil Nil	835,716 160,807 45,000

Notes:

(1)	The share-based awards are based on the fair value of the award on the grant date.
(2)

The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. In calculating the fair value of options for the options granted on April 23, 2014, management assumed an average risk-free interest rate of 1.19%, an expected dividend yield of 0%, an expected life of 3 years and an average share price volatility of 43.76%. In calculating the fair value of options for the options granted on July 21, 2014, management assumed an average risk-free interest rate of 1.49%, an expected dividend yield of 0%, an expected life of 5 years and an average share price volatility of 47.75%. In calculating the fair value of options for the 2013 option grants, management assumed an average risk-free interest rate of 1.21%, an expected dividend yield of 0%, an expected life of 3 years and an average share price volatility of 49.58%. In calculating the fair value of options for the 2012 option grants, management assumed an average risk-free interest rate of 1.24%, an expected dividend yield of 0%, an expected life of 3 years and an average share price volatility of 51.60%.

(3)

Cash bonus paid and/or payable at the end of the year. See "Part Three – Statement of Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation Program for the Fiscal Year Ended December 31, 2014 – Cash Bonus".

(4)	Includes payroll and medical benefits paid by the Company. For Mr. Huet, such amounts also include a housing and relocation allowance paid and/or payable at the end of the year.
(5)	Mr. Huet was appointed President & CEO of the Company on September 12, 2012.
(6)

Mr. Huet, Mr. Dahl, Mr. Kristof and Mr. Doolin received their salary in US dollars. The amounts in the table are stated in Canadian dollars. The translation of compensation into Canadian dollars is done quarterly, using the average closing foreign exchange rate per month for each quarter.

(7)	Mr. Dahl was appointed Chief Financial Officer of the Company on November 15, 2013.
(8)	Mr. Kristof was appointed Chief Operating Officer of the Company on April 15, 2014.
(9)

Mr. Schultz, a director of the Company since June 28, 2012 and the former chairman of the Board, became executive director of the Company upon the entering into of the Schultz Agreement (as defined below) by the Company and Mr. Schultz's holding company ("SchultzCo") on August 12, 2014.

(10)

Relates to remuneration paid by the Company to Mr. Schultz and SchultzCo for Mr. Schultz's service as an executive director of the Company. This includes his director fees as described in additional detail under the heading "Part Four – Report on Director Compensation – Director Compensation Table", as well as an amount equal to $54,375 paid by the Company to SchultzCo pursuant to an agreement (the "Schultz Agreement") between the Company and SchultzCo dated August 12, 2014, which agreement sets out the scope of the work to be provided by Mr. Schultz in his capacity as executive director of the Company, including assistance (i) in the development and mentoring of the executive management team, (ii) in identifying strategic opportunities for the Company, (iii) in negotiating and securing future financing for the Company from time to time, and (iv) in marketing the Company. Under the Schultz Agreement, the Company shall pay SchultzCo an amount equal to $110,000 per annum and a discretionary bonus of up to $110,000, as determined by the Board. The Schultz Agreement can be terminated by either SchultzCo or the Company upon 30 days' written notice to the other party.

(11)	Relates to remuneration paid by the Company to Mr. Schultz for his service as a director of the Company.
(12)

Relates to 150,000 restricted common shares granted to Mr. Schultz at a deemed price of $2.00 per restricted common share, representing a match of 30% of the 500,000 Common Shares that Mr. Schultz purchased under the Company's bought deal public offering completed on July 30, 2014, pursuant to Mr. Schultz's share matching right under the Schultz Agreement. Such restricted common shares were issued to Mr. Schultz on July 30, 2014, with 1/3 vesting immediately, 1/3 vesting on the first anniversary and 1/3 vesting on the second anniversary. Also relates to 20,000 restricted common shares granted by the Company under the Share Incentive Plan to Mr. Schultz on July 21, 2014, of which 1/3 shall vest on each of the first, second and third anniversaries of the grant.

Incentive Plan Awards

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2014, for each NEO of the Company in 2014.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul Huet, President and Chief Executive Officer	300,000	1.20	Sep 12, 2015	225,000	70,000	136,500	Nil
	210,000	1.44	Sep 12, 2015	107,100
	210,000	1.68	Sep 12, 2015	56,700
	50,000	1.35	Feb 24, 2016	30,000
	437,500	1.50	Oct 11, 2016	196,875
	500,000	2.04	Jul 21, 2019	--
Barry L. Dahl, Chief Financial Officer and Corporate Secretary	350,000	1.58	Nov 15, 2016	129,500	50,350	98,183	Nil
	116,667	2.04	Jul 21, 2019	--
Brent Kristof, Chief Operating Officer(3)	300,000	1.83	Apr 23, 2017	36,000	100,833	196,624	Nil
	150,000	2.20	Apr 23, 2017	--
	56,250	2.04	Jul 21, 2019	--
Michael Doolin, VP, Business Development and Technical Services	300,000	1.35	Nov 19, 2015	180,000	40,000	78,000	Nil
	150,000	1.45	Aug 6, 2016	75,000
	150,000	2.04	Jul 21, 2019	--
Blair Schultz, Executive Director(4)	100,000	1.20	Sep 12, 2015	75,000	120,000	234,000	Nil
	50,000	1.35	Feb 24, 2016	30,000
	200,000	1.50	Oct 11, 2016	90,000
	400,000	2.04	Jul 21, 2019	--

Notes:

(1)

Value is based on the difference between the market price of the Common Shares underlying the options and the exercise price of the options as at December 31, 2014. The closing price of the Common Shares as listed on the TSX on December 31, 2014 was $1.95 per Common Share.

(2)	Value is shown as at December 31, 2014 and is based on the closing price of the Common Shares as listed on the TSX on December 31, 2014, which was $1.95 per Common Share.
(3)	Mr. Kristof was appointed Chief Operating Officer of the Company on April 15, 2014.
(4)

Mr. Schultz, a director of the Company since June 28, 2012 and the former chairman of the Board, became executive director of the Company upon the entering into of the Schultz Agreement by the Company and SchultzCo on August 12, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of all share-based awards and option-based awards vested as at December 31, 2014 in favor of the NEOs of the Company.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($))
Paul Huet, President and Chief Executive Officer	165,634	Nil	Nil
Barry L. Dahl, Chief Financial Officer and Corporate Secretary	28,000	8,435	Nil
Brent Kristof, Chief Operating Officer(3)	Nil	45,000	Nil
Michael Doolin, VP, Business Development and Technical Services	78,000	Nil	Nil
Blair Schultz, Director(4)	18,666	100,000	Nil

Notes:

(1)	This is the aggregate dollar value that would have been realized if the options vested during the year had been exercised on their respective vesting dates.
(2)	This is the aggregate dollar value realized upon vesting of share-based awards as of vesting date.
(3)	Mr. Kristof was appointed Chief Operating Officer of the Company on April 15, 2014.
(4)

Mr. Schultz, a director of the Company since June 28, 2012 and the former chairman of the Board, became executive director of the Company upon the entering into of the Schultz Agreement by the Company and SchultzCo on August 12, 2014.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,090,355	$1.70	7,720,543(1)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	10,090,355	$1.70	7,720,543

Notes:

(1)

The maximum aggregate number of options that can be available for issuance under the Share Incentive Plan at any point in time is 15% of the number of outstanding Common Shares at such time, less (i) the number of Common Shares reserved for issuance under options granted under share compensation arrangements other than the Share Incentive Plan, and (ii) any Common Shares reserved for issuance under the Share Incentive Plan. As of December 31, 2014, there were 127,329,200 Common Shares outstanding and a maximum of 1,288,482 Common Shares available for issuance pursuant to the share compensation plan under the Share Incentive Plan.

Termination and Change of Control Benefits

Each of the NEOs has entered into an employment agreement with the Company. The following provides details on the status of agreements with each of the NEOs as at December 31, 2014. The Company is currently in the process of completing revised employment agreements with each of Messrs. Huet, Dahl, Kristof and Doolin.

Paul Huet Employment Contract

Mr. Huet's employment agreement with the Company, dated effective September 12, 2012, as amended effective March 15, 2014, covers the provision of his services as President and CEO of the Company. The employment agreement provides for an annual base salary of US$330,000, a signing bonus of 20,000 Common Shares issued on October 22, 2012 at a fair value of $1.27 per Common Share and a stock option package comprised of 300,000 options to acquire Common Shares exercisable at $1.20 per Common Share; 210,000 options to acquire Common Shares exercisable at $1.44 per Common Share; and 210,000 options to acquire Common Shares exercisable at $1.68 per Common Share, with one-third vesting immediately; one-third vesting on September 12, 2013 and one-third vesting on September 12, 2014.

Mr. Huet is also eligible for a target annual bonus of 60% of annual base salary. On January 3, 2013, the Compensation and Governance Committee approved a bonus based on 3 months of employment. The bonus amount paid was $28,875 less applicable taxes. The employment agreement also provides for a housing allowance of US$1,900 per month (net of any taxes). Additionally, the Company agreed to match, in the form of restricted shares, any direct purchase of Common Shares in the first financing that Mr. Huet may purchase, subject up to a maximum of 25% of such Common Shares. Mr. Huet participated in the November 2012 private placement financing of the Company, acquiring 170,368 Common Shares; on January 16, 2013, the Company issued 42,592 Common Shares to Mr. Huet in respect of this matching provision.

Mr. Huet's based salary was increased to US$362,000 for the 2014 financial year and, in March 2015, the Compensation and Governance Committee and the Board approved an increase in Mr. Huet's base salary to US$424,000 and an increase in his target bonus to 85% of his annual base salary.

Upon a termination with cause, Mr. Huet has no entitlement to further pay or compensation and all unexercised options shall be forfeited. Upon a termination without cause, Mr. Huet shall be entitled to a lump sum payment equal to one year's salary plus an additional lump sum payment of six months' salary for every subsequent full year employed by the Company after September 12, 2013, up to an aggregate maximum of two years' salary, and Mr. Huet shall have six months from his termination date to exercise any vested options.

Upon a termination in the event of a change of control, or resignation in the event Mr. Huet's position or salary is substantially and detrimentally changed following change of control, Mr. Huet shall be entitled to a lump sum payment equal to two years' salary and all options shall immediately vest and become exercisable for one year following cessation of employment.

Barry Dahl Employment Contract

Barry Dahl entered into an employment agreement with the Company on October 11, 2013 for the provision of his services as the Chief Financial Officer of the Company. The employment agreement provides for a base salary of US$200,000 per annum, less required and authorized deductions, to be reviewed by the President and CEO from time to time. The employment agreement provides for a target annual bonus of 40% of annual base salary; the annual bonus is to be determined at the beginning of each year based on agreed upon objectives, and annual option grants will be in accordance with the annual meeting each year.

On November 15, 2013, in connection with his appointment under the employment agreement, Mr. Dahl was granted 350,000 options to purchase Common Shares at an exercise price of $1.58 and an expiry date on November 15, 2016, which options were to vest 1/3 on December 15, 2013, 1/3 on November 15, 2014 and 1/3 on November 15, 2015.

Under the employment agreement, the Company agreed to match, in the form of restricted common shares, 15% of any direct purchase of Common Shares in the first financing (or purchase from treasury), subject to a maximum amount provided by the Company, in respect of such matching provision, of $112,500 in Common Shares. In connection with the Company's subscription receipt financing completed on January 9, 2014, Mr. Dahl subscribed for 103,500 subscription receipts. The Company matched this subscription by granting Mr. Dahl 15,525 Common Shares pursuant to the Share Incentive Plan.

In March 2015, the Compensation and Governance Committee and the Board approved an increase in Mr. Dahl's base salary to US$220,000 and an increase in his target bonus to 50% of his annual base salary.

The Company may terminate the agreement at any time without cause by providing Mr. Dahl a lump sum equal to 12 months of base salary plus an additional month's base salary for each full year of service starting on November 15, 2014, subject to a maximum total severance amount of 24 months' base salary. In the event of such a termination without cause, Mr. Dahl shall have three months from the termination date to exercise any stock options held that have vested prior to the termination date.

If, within 90 days of a change of control of the Company, Mr. Dahl is terminated without just cause or his position or salary is substantially and detrimentally changed by the Company and he resigns, (i) all Mr. Dahl's unvested options shall immediately vest on the termination date and he shall have one year after the change of control to exercise the vested options; (ii) the Company shall provide Mr. Dahl with the greater of a lump sum payment of 12 months' base salary or the amount of severance he would have received under a termination without cause otherwise than under a change of control; (iii) the Company shall continue to provide benefits that had been provided until the earlier of (1) twelve months from the termination date and (2) the date when Mr. Dahl would be eligible to receive coverage under the benefit plans of his new employer; and (iv) Mr. Dahl shall not be entitled to any further pay or compensation, severance pay, benefits or bonus.

Brent Kristof Employment Contract

Brent Kristof entered into an employment agreement with the Company on April 15, 2014 for the provision of his services as the Chief Operating Officer of the Company. The employment agreement provides for a base salary of US$330,000 per annum, less required and authorized deductions, to be reviewed by the Board from time to time, a signing bonus of 20,000 restricted Common Shares, and a target annual bonus of 50% of annual base salary, to be determined based on corporate and personal objectives to be specified by the Board. Mr. Kristof was entitled to assistance from the Company in respect of relocation expenses up to a maximum of US$60,000, and to support from the Company for immigration-related assistance for Mr. Kristof and his direct family members in an amount not to exceed US$30,000.

In connection with his appointment under the employment agreement, Mr. Kristof was entitled to receive 450,000 options to acquire Common Shares, with 1/3 vesting on April 15, 2014, 1/3 vesting on April 15, 2015 and 1/3 vesting on April 15, 2016, 300,000 having an exercise price of $1.83 and 150,000 having an exercise price of $2.20, all with a expiry date of April 23, 2017.

Under the employment agreement, the Company agreed to match, in the form of restricted common shares, up to a maximum of 30% of any direct purchase of Common Shares in the first financing (or purchase from treasury), subject to a maximum amount provided by the Company, in respect of such matching provision, of $300,000 in Common Shares. In connection with the Company's bought deal public offering of Common Shares completed on July 30, 2014, Mr. Kristof subscribed for 225,000 Common Shares. The Company matched this subscription by granting Mr. Kristof 67,500 restricted common shares pursuant to the Share Incentive Plan, 1/3 vesting immediately, 1/3 vesting on the first anniversary, and 1/3 vesting on the second anniversary.

The Company may terminate the agreement at any time without cause by providing Mr. Kristof (a) if prior to April 15, 2015, a lump sum payment equal to twelve months of base salary; (b) if after April 15, 2015, an additional lump sum equal to six months of base salary for each full year of service starting on April 15, 2014, subject to a maximum total severance amount of 24 months' base salary. In the event of such a termination without cause, Mr. Kristof shall have six months from the termination date to exercise any stock options held that have vested prior to the termination date.

If, within 90 days of a change of control of the Company, Mr. Kristof is terminated without just cause or his position or salary is substantially and detrimentally changed by the Company and he resigns, (i) all Mr. Kristof's unvested options shall immediately vest on the termination date and he shall have one year after the change of control to exercise the vested options; (ii) in the event Mr. Kristof's employment is terminated, the Company shall provide Mr. Kristof with the lump sum payment he would have received under a termination without cause otherwise than under a change of control; (iii) in the event Mr. Kristof resigns, the Company shall provide a lump sum payment equal to twelve months' base salary; and (iv) Mr. Kristof shall not be entitled to any further pay or compensation, severance pay, benefits or bonus.

Michael Doolin Employment Contract

Michael Doolin entered into an employment agreement with the Company on October 15, 2012 for the provision of his services as the Mine Manager of the Fire Creek project and, since June 17, 2014, as Vice President Business Development and Technical Services of the Company. The employment agreement provides for a base salary of US$170,000 per annum, less required and authorized deductions, to be reviewed by the President and CEO from time to time. The employment agreement provides for a target annual bonus of 40% of annual base salary; the annual bonus is to be determined at the beginning of each year based on achieving certain corporate and personal objectives to be determined by the Company.

On November 19, 2012, in connection with his appointment under the employment agreement, Mr. Doolin was granted 300,000 options to purchase Common Shares at an exercise price of $1.35 and an expiry date on November 19, 2015, which options were to vest 1/3 on December 19, 2012, 1/3 on November 19, 2013 and 1/3 on November 19, 2014. Mr. Doolin was also issued 5,000 restricted Common Shares as a signing bonus.

Mr. Doolin's based salary was increased to US$200,000 for the 2014 financial year and, in March 2015, the Compensation and Governance Committee and the Board approved an increase in Mr. Doolin's base salary to US$248,000 and an increase in his target bonus to 45% of his annual base salary.

The Company may terminate the agreement at any time without cause by providing Mr. Doolin a lump sum payment equal to six months of base salary. In the event of such a termination without cause, Mr. Doolin shall have six months from the termination date to exercise any stock options held that have vested on or prior to the termination date. Any unvested stock options held shall immediately be cancelled on the termination date.

If, within 90 days of a change of control of the Company, Mr. Doolin is terminated without just cause or his position or salary is substantially and detrimentally changed by the Company and he resigns, (i) all Mr. Doolin's unvested options shall immediately vest on the termination date and he shall have one year after the change of control to exercise the vested options; (ii) the Company shall provide Mr. Doolin with a lump sum payment of 12 months' base salary; and (iii) Mr. Doolin shall not be entitled to any further pay or compensation, severance pay, benefits or bonus.

Schultz Agreement

The Company and SchultzCo entered into the Schultz Agreement on August 12, 2014, setting out the scope of the work to be provided by Mr. Schultz in his capacity as an executive director of the Company. Under the Schultz Agreement, the Company shall pay SchultzCo an amount equal to $110,000 per annum and a discretionary bonus of up to $110,000, as determined by the Board. The Schultz Agreement also acknowledged Mr. Schultz's right to receive restricted common shares under the bought deal prospectus financing of the Company completed in July 2014, further details about which are included under the heading "Part Three – Statement of Executive Compensation – Summary Compensation Table".

The Schultz Agreement can be terminated by either SchultzCo or the Company upon 30 days' written notice to the other party.

Termination and Change of Control Payments

The estimated incremental payments from the Company to each of Messrs. Huet, Dahl, Kristof, Doolin and Schultz, assuming the triggering event occurred on December 31, 2014, are as follows (including all lump sum payment entitlements, as well as the value of all unvested option-based and share-based awards that would become vested):

NEO	Termination without cause	Termination upon change of control
Paul Huet	$1,389,963	$1,592,087
Barry Dahl	$337,688	$459,703
Brent Kristof	$394,833	$643,073
Michael Doolin	$346,010	$565,020
Blair Schultz	N/A	$429,000

PART FOUR – REPORT ON DIRECTOR COMPENSATION

Director Compensation Table

The Company does not have any non-cash compensation plans for its directors other than the possible grant of incentive stock options and restricted common share grants under the share compensation plan.

For the 2012 year, each independent director was to receive an honorarium of $20,000 per annum. In addition, a meeting fee of $1,000 per Board or committee meeting was to be paid to each independent director with an additional $5,000 for the Chair of the Audit Committee and $2,500 for the Chair of the Compensation and Governance Committee. Effective July 1, 2013, the following changes were made: (1) the honorarium was increased to $30,000 per annum for each independent director, except for the Chairman of the Board, which was increased to $50,000 per annum; and (2) the meeting fee of $1,000 per Board or committee meeting was reduced to $500 per meeting.

Effective July 21, 2014, the compensation for non-executive directors of the Company was set as follows: (i) an annual cash retainer of $35,000 for each director of the Company; (ii) a cash fee of $1,000 per Board meeting attended by conference call; (iii) a cash fee of $1,000 to Toronto-based directors for the in-person Board meeting attended which is held following the annual meeting of shareholders of the Company in Toronto, Ontario; (iv) a cash fee of $1,500 per Board meeting attended in person and requiring travel, subject to item (iii) above; (v) an annual cash retainer of $10,000 for the chair of the Audit Committee; (vi) an annual cash retainer of $5,000 for each member of the Audit Committee, other than the chair; (vii) an annual cash retainer of $5,000 for the chair of the Compensation and Governance Committee; (viii) an annual cash retainer of $2,500 for each member of the Compensation and Governance Committee, other than the chair; (ix) an annual cash retainer of $3,000 for the chair of the Mine Safety and Health Committee; (x) an annual cash retainer of $1,500 for each member of the Mine Safety and Health Committee, other than the chair; and (xi) a cash fee of $750 per committee meeting attended. In addition, the chair of the Legacy Committee is entitled to a cash fee of $70,000 on an annual basis, payable quarterly.

Mr. Richard J. Hall, the Chairman of the Board, entered into an agreement (the "Chairman Agreement") with the Company on September 12, 2014 relating to his services to the Company as Chairman. Pursuant to the Chairman Agreement, as compensation for acting as non-executive Chairman of the Board, Mr. Hall is entitled to an annual cash director's fee of US$80,000. Under the Chairman Agreement, as additional compensation for acting as a part-time, non-executive Chairman of the Board, Mr. Hall was also entitled to receive such number of restricted common shares as is equal to 25% of the number of Common Shares purchased by Mr. Hall in the first financing (or purchase on the TSX or other secondary market on which the Common Shares trade) following September 9, 2014, up to a maximum of US$150,000 in Common Shares purchased by Mr. Hall. Pursuant to the Chairman Agreement, Mr. Hall was also entitled to receive 300,000 options to acquire Common Shares, which options were granted on September 12, 2014, with 1/3 vesting immediately, 1/3 vesting on the first anniversary and 1/3 vesting on the second anniversary.

Pursuant to an agreement between the Company and Hall Mineral Services LLC ("HMS"), amended and restated on September 9, 2014 (the "Hall Agreement"), the Company agreed to pay to HMS an amount equal to $6,000 per month as remuneration for Mr. Hall's services as a director of the Company. The Hall Agreement can be terminated by either HMS or the Company upon 30 days' written notice to the other party.

The compensation provided to the directors, excluding directors who are included in disclosure for NEOs above, for the year ended December 31, 2014, is expressed in Canadian dollars as follows.

Name (1)	(2) Fees Earned ($)	Share-based (3) awards ($)	Option-based (4) awards ($)	All Other Compensation ($)	Total ($)
Renaud Adams	44,750	Nil	85,995	Nil	130,745
Rodney Cooper	47,000	Nil	85,995	Nil	132,995
James Haggarty	56,500	Nil	85,995	Nil	142,495
Richard J. Hall(5)	51,505(6)(7)	Nil	230,221	57,212(7)(8)	338,938
William Matlack	105,776(9)	Nil	100,614	Nil	206,390

Notes:

(1)	Paul Huet's and Blair Schultz's compensation for acting as a director of the Company is disclosed under the Summary Compensation Table above.
(2)	Includes all fees awarded, earned or paid in cash for services as a director, including annual Board and chair retainer fees and Board and committee meeting fees.
(3)	The share-based awards are based on the fair value of the award on the grant date.
(4)

The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. In calculating the fair value of options for the option grants, management assumed an average risk-free interest rate of 1.49%, an expected dividend yield of 0%, an expected life of 5 years and an average share price volatility of 47.75%.

(5)	Was appointed a director of the Company and Chairman of the Board on September 9, 2014. Mr. Hall's role as Chairman is a non - executive position and is on a part-time basis.
(6)

Relates to compensation paid by the Company to Mr. Hall under the Chairman Agreement in respect of Mr. Hall's services to the Company as Chairman of the Board and, pursuant the the Hall Agreement, to an amount equal to $24,000 paid by the Company to HMS as remuneration for Mr. Hall's services as a director of the Company during the months of September 2014 to December 2014.

(7)	A portion of such amount was paid in US dollars and were translated into Canadian dollars based on the average closing exchange rate for the applicable quarter.
(8)

Relates to compensation paid by the Company to HMS pursuant to the Hall Agreement in respect of Mr. Hall's services as a special advisor to the Company, prior to the amendment and restatement of the Hall Agreement and prior to Mr. Hall's appointment to the Board.

(9)

Includes $44,597 paid by the Company to Mr. Matlack in connection with Mr. Matlack's role, prior to the formation of the Legacy Committee by the Board on July 21, 2014, in overseeing the ongoing litigation involving the Company and certain former directors and officers of the Company.

Director Option-Based and Share-Based Awards

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all awards outstanding at the end of the year ended December 31, 2014. This includes awards granted prior to and during the most recently completed financial year.

Name (1)	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Renaud Adams	100,000	1.56	Sep 5, 2015	39,000	Nil	Nil	Nil
	100,000	2.04	Jul 21, 2019	--
Rodney Cooper	50,000	1.21	Aug 13, 2015	37,000	Nil	Nil	Nil
	50,000	1.35	Feb 24, 2016	30,000
	125,000	1.50	Oct 11, 2016	56,250
	100,000	2.04	Jul 21, 2019	--
James Haggarty	50,000	1.21	Aug 13, 2015	37,000	Nil	Nil	Nil
	50,000	1.35	Feb 24, 2016	30,000
	150,000	1.50	Oct 11, 2016	67,500
	100,000	2.04	Jul 21, 2019	--
Richard J. Hall(4)	100,000	1.50	Oct 11, 2016	45,000	Nil	Nil	Nil
	300,000	1.95	Sep 12, 2019	--

Name (1)	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
William Matlack	100,000	1.21	Aug 13, 2015	74,000	Nil	Nil	Nil
	50,000	1.35	Jan 18, 2016	30,000
	50,000	1.35	Feb 24, 2016	30,000
	150,000	1.50	Oct 11, 2016	67,500
	117,000	2.04	Jul 21, 2019	--

Notes:

(1)

The disclosure relating to outstanding share-based and option-based awards for Paul Huet and Blair Schultz is set out above under "Part Three – Statement of Executive Compensation – Incentive Plan Awards".

(2)

Value is based on the difference between the market price of the Common Shares underlying the options and the exercise price of the options as at December 31, 2014. The closing price of the Common Shares as listed on the TSX on December 31, 2014 was $1.95 per Common Share.

(3)	Value is shown as at December 31, 2014. The closing price of the Common Shares as listed on the TSX on December 31, 2014 was $1.95 per Common Share.
(4)	Was appointed a director and Chairman of the Board on September 9, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2014, for each director, excluding a director who is already set out in disclosure for an NEO for the Company.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Renaud Adams	1,667	Nil	Nil
Rodney Cooper	13,333	Nil	Nil
James Haggarty	15,667	Nil	Nil
Richard J. Hall(3)	9,334	Nil	Nil
William Matlack	15,950	Nil	Nil

Notes:

(1)	This is the aggregate dollar value that would have been realized if the options vested during the year had been exercised on their respective vesting dates.
(2)	This is the aggregate dollar value realized upon vesting of share-based awards as of vesting date.
(3)	Was appointed a director and Chairman of the Board on September 9, 2014.

Indebtedness of Officers and Directors

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates were indebted to the Company since the beginning of the most recently completed financial year. No executive officers, directors, employees and former executive officers, directors and employees of the Company or any of its subsidiaries are indebted to the Company or any of its subsidiaries as of the date hereof.

Directors' and Officers' Liability Insurance

The Company has purchased directors and officers liability insurance coverage for the directors and officers of the Company. The insurance coverage has an aggregate limit of $25,000,000.

PART FIVE – AUDIT COMMITTEE INFORMATION

Audit Committee

The members of the Audit Committee are James Haggarty (Chair), Rodney Cooper and William Matlack. All of the members are deemed to be "independent" and "financially literate" as such terms are defined in National Instrument 52-110 – Audit Committees ("NI 52-110").

The Board has adopted a written mandate for the Audit Committee in accordance with NI 52-110 in carrying out its audit and financial review functions (the "Audit Committee Mandate"). The text of the Audit Committee Mandate is set out in Schedule "A" of the AIF which is available under the Company's issuer profile on SEDAR at www.sedar.com. Additional information regarding the Audit Committee is also available in the AIF under the heading "Audit Committee Disclosure".

The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits or communications, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee typically meets quarterly. The Audit Committee meets both separately with auditors (without management present) as well as with management present. The Audit Committee and the auditors discuss the various aspects of the Company's financial presentation in the areas of audit risk and International Financial Reporting Standards.

Relevant Education and Experience

James Haggarty is a Chartered Professional Accountant (C.P.A. and C.A.) and holds an Honours Bachelor of Commerce degree from the University of Windsor. As a financial and operational executive with over 20 years of experience ranging from strategic planning to M&A transactions to managing diverse businesses day-to-day, Mr. Haggarty is highly experienced and adept at managing complex financial structures, partnership agreements/regulations/business technologies and systems. He has held senior executive positions as Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies like SHOP.CA where he currently is Chief Executive Officer. He has extensive experience with audit committees and public company boards throughout his career, stemming back to 1993 with Metall Mining. Mr. Haggarty is also on the board of directors of SHOP.CA, and the board of directors of the Toronto Blue Jays Care Foundation.

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation.

William Matlack has a B.A. Geology, Carleton College and a M.S. Geology, University of Minnesota. He has 20 years experience in the mining industry, primarily with major gold mining companies, followed by 17 years in mining finance in the securities industry, including 4 years in metals & mining equity research, which included large-cap gold producers, with major brokerage firms.

For more information see "Part Two – Business of the Meeting – Election of Directors".

PART SIX – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Canadian securities regulatory policy as reflected in National Instrument 58-101 – Disclosure of Corporate Governance Practices requires that TSX-listed companies disclose on an annual basis their approach to corporate governance. National Policy 58-201 – Corporate Governance Guidelines provides regulatory staff's guidance as to preferred governance practices, although such guidelines are not prescriptive (other than for audit committees). Disclosure of the Company's approach to corporate governance in the context of this instrument and policy (together, the "Policies") is set out below.

Board Mandate

The Board has adopted a written mandate that acknowledges that it is responsible for the stewardship of the business and affairs of the Company. The Board seeks to perform such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company and that the Company operates with honesty and integrity in the conduct of its business. The Board reviews and assesses the adequacy of the Board mandate at least annually or otherwise, as it deems appropriate, and makes any necessary changes. A copy of this mandate is attached to this Circular as Schedule "A".

Position Descriptions

The Board has adopted written position descriptions for the Chairman of the Board, the CEO, the Chair of each Board committee, and the Lead Director (in the absence of an independent Chairman of the Board). Currently, the position of Board Chair is occupied by Mr. Richard J. Hall, an independent director, and the position of CEO is occupied by Mr. Paul Huet. The responsibilities of the Chairman are further outlined in the Chairman Agreement between the Company and Mr. Hall. Pursuant to the Chairman Agreement, Mr. Hall shall be primarily responsible for the management and effective performance of the Board and shall provide leadership to the Board and, in connection therewith shall:

(a)	act in an advisory capacity to the senior officers of the Company in all matters concerning the interests and management of the Company;

(b)	provide leadership to the Board, including:

(i)	leading, managing and organizing the Board consistent with the approach to corporate governance established by the Board from time to time;

(ii)	promoting cohesiveness among the directors;

(iii)	being satisfied, together with the Lead Director, if any, that the responsibilities of the Board and the committees of the Board are well understood by the Board;

(iv)	assisting the Board in ensuring the integrity of the senior officers and that such senior officers create a culture of integrity throughout the Company;

(v)

together with the Lead Director, if any, and the Chair of the Compensation and Governance Committee, reviewing from time to time the committees of the Board, the Chairs of such committees and the mandates of such committees; and

(vi)

together with the Lead Director, if any, and the Chair of the Compensation and Governance Committee, ensuring that the Board, the committees of the Board, individual directors and the senior officers understand and discharge their respective obligations consistent with the approach to corporate governance established by the Board from time to time;

(c)	in connection with meetings of the Board, be responsible for the following (in consultation with the Lead Director, if any, and the Chair of the Compensation and Governance Committee, as appropriate):

(i)	scheduling meetings of the Board;

(ii)	coordinating with the Chairs of the committees of the Board the scheduling of meetings of the committees;

(iii)	reviewing with the Lead Director, if any, matters for consideration by the Board;

(iv)	together with the Lead Director, if any, ensuring that all matters required to be considered by the Board are presented to the Board;

(v)	setting the agenda for meetings of the Board;

(vi)	monitoring the adequacy of materials provided to the Board;

(vii)	ensuring that the Board has sufficient time to review the materials provided and to fully discuss the business that is presented to the Board;

(viii)	presiding over meetings of the Board; and

(ix)	encouraging free and open discussion at meetings of the Board; and

(d)	carry out such other duties and obligations as is typical for a director or non-executive chairman of a publicly listed company and as required by applicable law.

Mr. Hall agreed to provide the services on a part-time basis during the term of the Chairman Agreement or otherwise as may be agreed. Pursuant to the Chairman Agreement, Mr. Hall may perform services for and on behalf of third parties other than the Company, provided that: (i) Mr. Hall is available to perform in a timely manner the agreed upon services under the Chairman Agreement, and (ii) the performance of services by Mr. Hall for and on behalf of such third party does not create a material conflict of interest in respect of his obligations to the Company, whether under the Chairman Agreement or otherwise.

The Board also relies upon past practice to delineate the role and responsibilities of the Board Chair. The roles of the Chair of the Audit Committee, the Chair of the Compensation and Governance Committee and the Chair of the Mine Safety and Health Committee are described in the respective mandates for such committees. The role of the CEO is based upon the role of chief executive officers carried out at companies of similar size, scope and industry.

As the Company has transitioned into a gold producer with the acquisition of the Midas mine and mill in February of 2014 and the development of the Fire Creek project, the Compensation and Governance Committee is currently undertaking a review of the Company's corporate governance mandates, codes and policies. The Company continues to monitor developments in Canada with a view to keeping its governance policies and practices current.

Composition of the Board

Currently, the Board is currently comprised of seven members, five of whom are independent directors. Paul Huet is non-independent, due to the fact that he serves as the President and CEO of the Company. Given his enhanced role with the Company, subsequent to August 12, 2014, as executive director, pursuant to the Schultz Agreement, as further described under the heading "Part Three – Statement of Executive Compensation – Summary Compensation Table", the Board made a determination that Blair Schultz was also not considered to be independent within the meaning of NI 58-101 during the year ended December 31, 2014. The Board considers that Mark J. Daniel, if elected to the Board, will be independent within the meaning of NI 58-101.

Name	Independent/Non-Independent
Renaud Adams	Independent
Rodney Cooper	Independent
Richard J. Hall	Independent
James Haggarty	Independent
Paul Huet	Non-Independent
William Matlack	Independent
Blair Schultz	Non-Independent

During the fiscal year ended December 31, 2014, the Board held nine meetings, the Audit Committee held four meetings, the Compensation and Governance Committee held six meetings, the Mine Safety and Health Committee held two meetings and the Legacy Committee held one meeting. The table below sets out the number of meetings of the Board and its committees attended by each director. The independent directors make it a practice to hold an in-camera session at every Board meeting or shortly thereafter and held eight such meetings during the 2014 year.

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation and Governance Committee Meetings Attended	Mine Safety and Health Committee Meetings Attended	Legacy Committee Meetings Attended
Renaud Adams(1)	9 of 9	N/A	3 of 3	2 of 2	N/A
Rodney Cooper	9 of 9	4 of 4	N/A	2 of 2	N/A
James Haggarty	9 of 9	4 of 4	6 of 6	N/A	N/A
Richard J. Hall(2)	2 of 2	N/A	1 of 1	N/A	1 of 1
Paul Huet	9 of 9	N/A	N/A	2 of 2	1 of 1
William Matlack(3)	9 of 9	1 of 1	N/A	2 of 2	1 of 1
Blair Schultz(4)	9 of 9	3 of 3	5 of 5	N/A	1 of 1

Notes:

(1)	Mr. Adams was appointed a member of the Compensation and Governance Committee effective June 17, 2014.
(2)

Mr. Hall was appointed a director and Chairman of the Board on September 9, 2014, was appointed as a member of the Compensation and Governance Committee on October 31, 2014 and was appointed as a member of the Legacy Committee on October 31, 2014.

(3)	Mr. Matlack was appointed a member of the Audit Committee effective August 11, 2014.
(4)	Mr. Schultz served as a member of the Audit Committee and Compensation and Governance Committee prior to August 11, 2014.

Directorships

As of the date hereof, none of the directors of the Company serves on the board of any other reporting issuers, other than as set out below.

Name	Reporting Issuer	Market
Renaud Adams	Richmont Mines Inc.	TSX, NYSE MKT
Mark J. Daniel	AuRico Gold Inc.	TSX, NYSE
Richard J. Hall	IAMGOLD Corporation Kaminak Gold Corporation	TSX, NYSE TSX Venture Exchange

Committees of the Board of Directors

The Board's committees include the Audit Committee, the Compensation and Governance Committee, the Mine Safety and Health Committee and the Legacy Committee. The Board does not have a separate nominating committee. The Compensation and Governance Committee is charged with annually evaluating the size of the Board and the persons to recommend as nominees for the position of a director of the Company, as well as other positions as detailed below.

Audit Committee

The Audit Committee is currently comprised of three independent directors, James Haggarty (Chair), Rodney Cooper, and William Matlack, in compliance with the composition requirements of NI 52-110. All members of the Audit Committee are "financially literate" as defined in NI 52-110. The Audit Committee typically meets quarterly. For further information relating to the Audit Committee, see "Part Five – Audit Committee Information".

Compensation and Governance Committee

The Compensation and Governance Committee is currently comprised of three independent directors, Renaud Adams, James Haggarty and Richard J. Hall, each of whom the Board believes has direct and indirect expertise, experience and education relevant to their role as members thereof. The Board has also adopted a formal mandate for the Compensation and Governance Committee.

The overall purposes of the Compensation and Governance Committee are to assist the Board in:

(a)	maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Company; and

(b)

fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Company's approach to the compensation of its directors, senior management and employees.

Responsibilities of the Compensation and Governance Committee include, but are not limited to:

(a)	recommending candidates for senior officer positions;

(b)	recommending candidates for Board memberships;

(c)	reviewing and making recommendations regarding amendments to the Board charter and Board committee charters;

(d)	reviewing and evaluating the performance of directors and officers;

(e)	conducting reviews and making recommendations regarding the Company's human resource and compensation policies, programs and philosophies; and

(f)	annually reviewing and making recommendations in respect of director and officer remuneration, including the grant of share-based and option-based awards.

Mine Safety and Health Committee

The Mine Safety and Health Committee is currently comprised of four directors, Renaud Adams, Rodney Cooper, Paul Huet and William Matlack, each of whom the Board believes has direct and indirect expertise, experience and education relevant to their roles as members thereof. Rodney Cooper is the chair of the Mine Safety and Health Committee.

The role, responsibility, authority and power of the Mine Safety and Health Committee includes, but is not limited to:

(a)

reviewing and recommending to the Board, for approval, changes in or additions to the environmental policies, standards, accountabilities and programs of the Company in the context of competitive, legal and operational considerations;

(b)

reviewing reports on the nature and extent of the compliance or any non-compliance of the Company with the environmental policies, standards, accountabilities and programs of the Company and environmental legislation applicable to the Company and monitoring the correction of any deficiencies and reporting to the Board on the status of such matters;

(c)	reviewing the scope of potential material environmental liabilities of the Company and the adequacy of the environmental management procedures of the Company to manage these liabilities;

(d)	satisfying itself that management of the Company monitors trends and reviews relevant current and emerging environmental matters and evaluates their impact on the Company;

(e)	reviewing such other environmental matters as the Mine Safety and Health Committee considers advisable or the Board may specifically direct the Mine Safety and Health Committee to review or consider;

(f)

reviewing and recommending to the Board, for approval, changes in, or additions to, the occupational health and safety policies, standards, accountabilities and programs of the Company in the context of competitive, legal and operational considerations;

(g)

reviewing reports on the nature and extent of the compliance or any non- compliance of the Company with the occupational health and safety policies, standards, accountabilities and programs of the Company and occupational health and safety legislation applicable to the Company and monitoring the correction of any deficiencies and reporting to the Board on the status of such matters;

(h)	satisfying itself that management of the Company monitors trends and reviews relevant current and emerging health and safety matters and evaluates their impact on the Company; and

(i)

reviewing such other occupational health and safety matters as the Mine Safety and Health Committee considers advisable or the Board may specifically direct the Mine Safety and Health Committee to review or consider.

Legacy Committee

The Board has a Legacy Committee, currently comprised of four directors, William Matlack (Chair), Richard J. Hall, Paul Huet and Blair Schultz. The primary role of the Legacy Committee is to oversee the ongoing litigation involving the Company and certain of its former directors and officers.

Majority Voting Policy

The Board believes that each of its members should have the confidence and support of the Shareholders. On May 9, 2013, as recommended by the Compensation and Governance Committee, the Board adopted a majority voting policy for the election of directors (the "Majority Voting Policy"). The Majority Voting Policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Compensation and Governance Committee for consideration. The Board will promptly accept the resignation unless the Compensation and Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases, rejected) within 90 days of the Meeting. A copy of the Majority Voting Policy is attached as Schedule "B" to the Company's management information circular dated May 9, 2013, available under the Company's issuer profile on SEDAR at www.sedar.com.

Director Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company's business, current projects and industry and on the responsibilities of directors generally. Each director is provided with copies of all mandates of the Board and its committees as well as all corporate governance related policies of the Company. Board meetings also include presentations by the Company's management and employees to give the directors additional insight in the Company's business. The Board is responsible for ensuring that all directors receive a comprehensive orientation program and continuing education in connection with their role, responsibilities, the business of the Company and the skills they must use in their roles as directors. The Compensation and Governance Committee is mandated to approve an appropriate orientation and education program for directors and oversee the training and orientation of directors. The directors of the Company are also expected to maintain their currency in the knowledge and skills necessary to meet their obligations as directors.

Ethical Business Conduct

The directors and officers of the Company are aware that they have a fiduciary obligation to act in the best interests of the Company and to disclose any potential conflicts of interest to the Company. The Board has adopted a written code of conduct applicable to employees, officers and directors of the Company and its subsidiaries, "Code of Ethics, Trading Restrictions and Whistleblowing" (the "Code"). A copy of the Code, filed on SEDAR on May 12, 2008, is located under the Company's issuer profile on SEDAR at www.sedar.com. The Code also contains insider trading restrictions to ensure compliance with insider trading restrictions under applicable securities laws, as well as a formal whistleblowing policy to deal with possible violations of the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, and advocating awareness of the guidelines and policies detailed in the Code. Through its meetings with management and other informal discussions with management, the Board believes the Company's management team likewise promotes and encourages a culture of ethical business conduct throughout the Company's operations, and the management team is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

Board Decision Making

The Board has established guidelines which outline items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. These items include: the approval of annual budgets and the interim and annual financial statements and management's discussion and analysis; entering into transactions of a fundamental nature (such as amalgamations, mergers and material acquisitions or dispositions); entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those which involve consideration that exceeds the budgeted amount by 15% (an "Out of Budget Transaction") and that is not already part of an approved budget; committing to making any material capital expenditure which is an Out of Budget Transaction; adoption of hedging policies; entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business; and initiating or settling any legal proceeding involving a payment in excess of $25,000.

Assessment of Board Performance

The Compensation and Governance Committee is mandated to evaluate the performance of (a) individual directors, (b) the Board, (c) Board committees and (d) the CEO. The purpose of the evaluations is to assess and, where possible, increase the effectiveness of the Board and its committees. The Compensation and Governance Committee may make recommendations to the Board for improving the Board's effectiveness and shall discuss annually with the full Board its effectiveness. The Board does understand that an assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

As set forth above under "Part Two – Business of the Meeting – Election of Directors", each director (if elected) serves until the next annual meeting of Shareholders or until his successor is duly elected or appointed. The Board does not currently have a limit on the number of consecutive terms for which a director may sit and believes that arbitrary term or age limits often prevent or restrict the continued service on the Board of the most experienced and valuable Board members who will have acquired an institutional knowledge of the Company from such years of service. Rather, the Board maintains a flexible approach to Board succession whereby it considers the addition of potential candidates in conjunction with its assessments of current Board members and the Board as a whole. The Compensation and Governance Committee and the Board have an effective director evaluation process which is used at least annually and which is a more effective method to assess the fitness for service on the Board than age or term served. The Board believes that this approach allows the Company to maintain an effective Board succession process.

Composition of the Board

The members of the Board have diverse backgrounds and expertise, and were selected on the belief that the Company and its stakeholders would benefit materially from such a broad range of talent and experience. As the need for new directors or executive officers arises, the Board and the Compensation and Governance Committee assess candidates on the basis of knowledge, industry experience, financial literacy, professional ethics and business acumen, among other factors. While the Board and the Compensation and Governance Committee recognize the potential benefits from new perspectives that could manifest through greater gender diversity and recognizes that diversity can enhance culture and create value for the Company and its stakeholders, the Company has not formally adopted a written diversity policy and, given the size and stage of development of the Company, the Board and the Compensation and Governance Committee do not at this time formally consider the level of representation of women on the board or in senior management when identifying candidates for such positions. Currently, the number of women directors and executive officers of the Company is nil (or zero percent of current directors and executive officers, respectively). While the Company has not set a target with respect to the appointment of female directors or executive officers, the Company is committed to providing an environment in which all employees and directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude.

Additional Information

Financial information relating to the Company is set out in the Company's annual comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2014. Additional information is also available under the Company's issuer profile on SEDAR at www.sedar.com and upon request from the Company's Corporate Secretary at 1055 West Hastings Street, Suite 2200, Vancouver, B.C., V6E 2E9, telephone number: (775) 284-5757. Copies of documents will be provided free of charge to securityholders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

Approval

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED the 14th day of May, 2015.

(signed) Paul Huet
Paul Huet
President and Chief Executive Officer
Klondex Mines Ltd.

SCHEDULE "A"

KLONDEX MINES LTD.
MANDATE OF THE BOARD OF DIRECTORS

1.	General

The board of directors (the "Board") of Klondex Mines Ltd. ("Klondex") is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Corporation and that the Corporation operates with honesty and integrity in the conduct of its business.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation as a whole must be paramount at all times.

2.	Composition

The Board will be comprised of a minimum of three members and a maximum of ten members, the majority of whom shall be, in the determination of the Board, "independent" for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman of the Board will be elected by vote of a majority of the full Board membership, on the recommendation of the Compensation and Governance Committee. The Chairman of the Board with the assistance of the lead director (who shall be an independent director), if any, will chair Board meetings and shall be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the Chief Executive Officer (the "CEO")), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve this.

3.	Meetings

Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chairman of the Board. The independent directors of the Board shall hold regularly scheduled in camera meetings at which non-independent directors and management are not in attendance. Any director of the Corporation may request the Chairman of the Board to call a meeting of the Board.

Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by telephone conference. A resolution in writing signed by all the members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board.

4.	Board Charter and Performance

The Board shall have a written charter that sets out its mandate and responsibilities, and the Board shall review and assess the adequacy of such charter and the effectiveness of the Board at least annually or otherwise, as it deems appropriate, and make any necessary changes. Unless and until replaced or amended, this mandate constitutes that charter. The Board will ensure that this mandate or a summary that has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation's annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

5.	Responsibilities and Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation's business by delegating to the Corporation's senior officers the responsibility for day-to-day management of the Corporation. The Board also discharges its responsibilities, both directly and indirectly, through its committees: the Audit Committee and the Compensation and Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives, principal duties include the following:

5.1	Appointment of Management

(a)

The Board has the responsibility for approving the appointment of the CEO and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation and Governance Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(b)

The Board, from time to time, delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

(c)	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

5.2	Board Organization

(a)

The Board will respond to recommendations received from the Compensation and Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chairman of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

(b)

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems and health, safety and environmental policies, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

5.3	Strategic Planning

(a)	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

(b)

The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

(c)	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

5.4	Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

(b)

The Board is responsible for adopting processes for monitoring the Corporation's progress toward its strategic and operational goals, revising its direction to management where necessary, and taking action when Corporation performance falls short of its goals or other special circumstances warrant.

(c)	The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management's Discussion and Analysis accompanying such financial statements.

(d)	The Board is responsible for reviewing and approving the Corporation's annual budget, if any, presented by management.

(e)

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation's governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

5.5	Environmental Matters

The Board is responsible for overseeing the establishment of health, safety and environmental policies for its operations that are consistent with accepted industry practice and comply with applicable laws and regulatory requirements.

5.6	Risk Management

(a)

The Board has responsibility for the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders.

(b)	The Board is responsible for the Corporation's internal control and management information systems.

5.7	Policies and Procedures

(a)	The Board is responsible for:

(i)	developing the Corporation's approach to corporate governance, including approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(ii)

approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

(b)	The Board enforces its policy respecting confidential treatment of the Corporation's proprietary information and Board deliberations.

5.8	Communications and Reporting

(a)	The Board is responsible for overseeing the Corporation's financial reporting and disclosure obligations in accordance with applicable law, including:

(i)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(iii)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(iv)	reporting annually to shareholders on its stewardship for the preceding year; and

(v)	overseeing the Corporation's implementation of systems which accommodate feedback from stakeholders.

5.9	Position Descriptions

(a)	The Board is responsible for:

(i)	developing position descriptions for the Chairman of the Board, the lead director, if applicable and the chair of each Board committee;

(ii)	developing and approving the corporate goals and objectives that the CEO is responsible for meeting; and

(iii)

developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

5.10	Orientation and Continuing Education

The Board is responsible for ensuring that all directors receive a comprehensive orientation program and continuing education in connection with their role, responsibilities, the business of the Corporation, and the skills they must use in their roles as directors.

5.11	Nomination of Directors

(a)	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(i)	considering what competencies and skills the Board, as a whole, should possess;

(ii)	assessing what competencies and skills each existing director possesses; and

(iii)	considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Compensation and Governance Committee.

5.12	Board Evaluation

The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

6.	Resources and Authority of the Committee to Engage Outside Advisors

The Corporation shall provide the Board with the resources, and the Board shall have the authority appropriate to discharge its responsibilities including the authority, to:

(a)	engage independent counsel and other outside advisors as it determines necessary to carry out its duties; and

(b)	set and pay the compensation for any such advisors engaged by the Board and for ordinary administrative expenses of the Board that are necessary or appropriate in carrying out its duties.

March 26, 2012